Mail Stop 3-09

							October 7, 2004


Emory V. Anderson
President and Chief Executive Officer
Adeza Biomedical Corporation
1240 Elko Drive
Sunnyvale, California 94089

Re:	Adeza Biomedical Corporation
	Registration Statement on Form S-1, Amendment 1
	File Number 333-118012

Dear Mr. Anderson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note that with your Rule 83 confidential treatment request, you included a request that we return your confidential response letter pursuant to Rule 418. Although we often return supplemental materials provided to us, it is our position that it is appropriate for us to retain response letters pursuant to Rule 418(b).
Therefore, we will not return this letter to you. Additionally, please note that we will not make a determination as to whether the request for confidential treatment is appropriate at this time. Such a determination will only be made if the information is requested pursuant to a Freedom of Information Act request.

Prospectus Summary, page 1

2. The last paragraph on page 1 discloses your net income for the year ended December 31, 2003 and the six months ended June 30, 2004. Please balance this disclosure by providing your net losses for the years ended December 31, 2001 and 2002 and your accumulated deficit. We note that you have included your accumulated deficit in the discussion of your risks on page 3, but we believe this information should also be included with the net income information.

3. Also, you state on page 1 that you are working to expand the use of the Fetal Fibronectin test for predicting successful induction of labor. You also list "seek additional indications for our Fetal Fibronectin Test in pregnancy-related applications" as a part of your strategy on page 3. It therefore seems appropriate to disclose in your Summary the existence of and reason for the audit of the clinical study sites, as referenced on pages 12 and 48 and in prior comment 20. Please revise.

Risk Factors, page 7

If we are unable to maintain our existing regulatory approvals . . .
, page 11

4. We note your response to comment 19. Please revise to indicate that in some circumstances clearance is never obtained.

Potential business combinations could require significant management attention ..., page 17

5. If you experienced any of the potential problems in instances where you acquired businesses or product lines, please revise to describe the problems you experienced.

Use of Proceeds, page 25

6. We note your response to comment 35, and we reissue the comment in part. On page 48, you list four products under development. Please specify how much of the proceeds you plan to allocate to each of these four projects. Also, state your reasonable estimate as to which point of the development/commercialization process the proceeds should enable you to take the projects.

7. You are registering the sale of up to $69 million of common stock, and you have disclosed uses for only $30 million. This potentially leaves $39 million for the catchall category listed in the last bullet point. Item 504 of Regulation S-K requires that you state "the principal purposes for which the net proceeds . . . are intended to be used and the approximate amount intended to be used for each such purpose." Please provide a more specific breakdown for the amount of the proceeds over $30 million. If you do not have a specific plan for a significant portion of the proceeds, Item 504 requires that you explicitly state that fact in your filing.

Oncology - bladder cancer, page 44

8. We note the sources you provided pursuant to comment 8. Please clarify that the National Cancer Institute study that you cite took place in 1995.

The Adeza Solution, page 45

9. We note the information you have added about a positive Fetal
Fibronectin Test, as requested by comment 44. Please cite your source for the 12.7% figure and for the figures for alternative indicators.

10. According to Exhibit B, which you provided supplementally with your response to comment 9, the Goldenberg study cited at the top of page 46 is in the American Journal of Obstetrics and Gynecology, not the American Journal of Public Health. Please revise. Also, we note that the source mentions the effectiveness of fetal fibronectin as an indicator of pre-term labor, but it does not refer to your product, as the filing suggests. Please revise your filing to clarify how this source supports the statement in your filing that the study "demonstrated that the Fetal Fibronectin Test was the single strongest predictor of preterm birth at less than 35 weeks of pregnancy." For example, was your product used in the study?

11. We note your response to comment 12. Please provide additional detail in the Business section about how you calculated the market size. Briefly state the assumptions the $400 million and $1 billion figures are based on. For example, for both figures, state the estimated number of patients that you believe could potentially use the test and the estimated frequency at which they would use it, and explain why these estimates are reasonable.

Products under development, page 48

12. We note your response to comment 47. Please explain in your document why the SalEst Test has not been commercially available since 2001.

13. We note your response to comment 48. The purpose of that comment was to provide context for the information disclosed about the oncofetal fibronectin test. If you keep the discussion of the two studies related to this test in your filing, please provide measurements for the control group as compared to the group of cancer patients, and disclose what statistical analysis was performed and the degree of statistical significance. Define any technical terms you use.

14. Additionally, revise to clearly state that these were preliminary feasibility studies that included a small number of patients and that later studies might not confirm the results from the preliminary studies.

Expand international sales, page 49

15. We note the revisions you made pursuant to comment 49. Please identify the specific countries into which you plan to expand. If you have not identified any country, please disclose that fact.

Manufacturing, page 51

16. We note your response to comment 23. Please revise page 51 to specifically state that in the even of a disruption of supply of any required materials, you believe you could validate an alternate supplier`s material without materially interrupting the availability of your products.

Premarket approval pathway, page 53

17. Please revise to provide additional information about the technical trials.

Intellectual Property, page 54

18. We note that the paragraph following the table on page 55, which was added in response to comment 51, states that the patents used in the Fetal Fibronectin Test will begin to expire as early as 2007. Since the Fetal Fibronectin Test is your principal product, a risk factor addressing the consequences of the patents` expiration would appear to be appropriate, as well as disclosure in the Summary section. Please revise your filing accordingly. If you do not believe such additional disclosure is necessary, revise the discussion in this Intellectual Property section so it is clear to investors why expiration of the patents as early as 2007 is not a cause for concern.

License Agreements, page 55

19. We note your response to comment 52. Please revise to disclose all payments made to date, including payments made to acquire each license. If there have been no payments to date, please specifically disclose this information. Additionally, in the discussion of the agreement with the Fred Hutchinson Cancer Research Center, please disclose when "the expiration of the licensed patents" is currently scheduled to occur.


Principal Stockholders, page 73

20. We note your response to comment 53, and we reissue the comment as to Aeneas Venture Corporation. Please identify the natural persons who have voting and dispositive power for the shares held by this shareholder.

Underwriting, page 83

21. In the first paragraph of your response to comment 54 you state that UBS Securities LLC and UBS Financial Services Inc. may distribute preliminary prospectuses electronically but will not accept indications of interest electronically. However, in the second paragraph, you state that UBS Securities LLC will accept indications of interest from certain customers through DealKey. These statements appear inconsistent. Please explain the inconsistency.

Item 15. Recent sales of unregistered securities, page II-2

22. We note the revisions you made pursuant to comment 61. Please identify the investors who purchased in the transaction described in paragraph 4.

Item 16. Exhibits and Financial Statement Schedules, page II-3

23. We note your response to comment 63 and reissue the comment. If the agreement with Matria Healthcare is material enough to be filed as an exhibit, it should be discussed in your filing. Please disclose the material terms of this agreement in your filing.

Directed Share Program Materials

24. Question 17 within the Frequently Asked Questions invites potential investors to call an investment representative if they have further questions. Please revise this document to clarify that they may call the investment representative if they have administrative questions about the directed share program procedures.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact James Peklenk at (202) 824-5343 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 824-5219, Suzanne Hayes at (202) 942-1789, or me at (202) 942-1840 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Sarah A. O`Dowd
	Heller Ehrman White & McAuliffe LLP
	275 Middlefield Road
	Menlo Park, California 94025
Emory V. Anderson
Adeza Biomedical Corporation
October 7, 2004
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